October 25, 2021

VIA EDGAR

Ms. Sherry Haywood

Mr. Geoffrey Kruczek

Ms. Effie Simpson

Mr. Mark Rakip

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GLOBALFOUNDRIES INC.
Registration Statement on Form F-1
(File No. 333-260003)

Acceleration Request

Requested Date:    October 27, 2021

Requested Time:   4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of GLOBALFOUNDRIES Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Registrant”), that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on October 27, 2021, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Cleary Gottlieb Steen & Hamilton LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that between October 19, 2021 through the date hereof, approximately 5,262 copies of the Preliminary Prospectus of the Registrant, dated October 19, 2021, were distributed to prospective underwriters, dealers, institutional and other investors and others.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

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Very truly yours,

Acting severally on behalf of themselves and the several underwriters

MORGAN STANLEY & CO. LLC BOFA SECURITIES, INC. J.P. MORGAN SECURITIES LLC

MORGAN STANLEY & CO. LLC

By:	/s/ Ashley Macneill
Name:	Ashley Macneill
Title:	Authorized Signatory

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name:	Michele A.H. Allong
Title:	Authorized Signatory

J.P. MORGAN SECURITIES LLC

By:	/s/ Antoine Bruyns
Name:	Antoine Bruyns
Title:	Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request Letter]